UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D
(Rule 13d-101)

Under the Securities Exchange Act of 1934
(Amendment No. 13)*

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a)
AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

Cruzan International, Inc.

(Name of Issuer)

Common Stock, $.01 Par Value

(Title of Class of Securities)

889050 10 0

(CUSIP Number)

Michael E. Carballo

Angostura Limited

Corner Eastern Main Road & Trinity Avenue

Laventille, Trinidad & Tobago

(868) 623-2101

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

September 26, 2005

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 889050 10 0

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Angostura Limited N/A

2.	Check the Appropriate Box if a Member of a Group (See Instructions) N/A
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐ N/A

6.	Citizenship or Place of Organization Trinidad & Tobago

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 0%

14.	Type of Reporting Person (See Instructions) CO

This Amendment No. 13 to Schedule 13D relates to the shares of common stock, par value $0.01 per share (the “Shares”), of Cruzan International, Inc., a Delaware corporation (the “Issuer”).  The principal executive offices of the Issuer are located at 222 Lakeview Avenue, Suite 1500, West Palm Beach, Florida 33401.  This Amendment No. 13 amends and supplements the Schedule 13D initially filed by Angostura Limited (“Angostura”) on July 3, 1999.  The items of the Schedule 13D are further amended and supplemented as set forth below.

Item 1.	Security and Issuer

Item 2.	Identity and Background

Item 3.	Source and Amount of Funds or Other Consideration

Item 4.	Purpose of Transaction

On September 26, 2005, Angostura completed its sale of all 4,294,583 Shares it beneficially owned to The Absolut Spirits Company, Inc., a Delaware corporation, a wholly-owned subsidiary of V&S Vin & Sprit AB (“V&S”), at a price of $28.37 per Share, pursuant to the Stock Purchase Agreement between Angostura and V&S effective as of June 3, 2005.

Item 5.	Interest in Securities of the Issuer
As of September 26, 2005, Angostura owns no Shares of the Issuer.
Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The Stock Purchase Agreement between Angostura and V&S was filed as an exhibit to Amendment No. 11 to Angostura’s
Schedule 13D, filed with the Securities and Exchange Commission on June 9, 2005, and is incorporated by reference herein.

Item 7.	Material to Be Filed as Exhibits

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: October 7, 2005

ANGOSTURA LIMITED

By:	/s/ Michael E. Carballo
Name: Michael E. Carballo
Title: Group Company Secretary and Treasurer